1050 17th Street, Suite 1710 Denver, Colorado 80265-2077 MAIN (800) 955-9988

August 5, 2016

Valerie J. Lithotomos, Esq.
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4041

Re:	Delaying Amendment for SCM Trust Registration Statement on Form N-14
File Nos. 333-176060; 811-05617

Dear Ms. Lithotomos:

Pursuant to Rule 473 under the Securities Act of 1933 (the “Securities Act”), as amended, on behalf of SCM Trust (the “Registrant”), we hereby file a delaying amendment with respect to the Registrant’s Registration Statement relating to the proposed reorganization of The AR Capital BDC Income Fund into the Shelton BDC Income Fund and the reorganization of the AR Capital Real Estate Income Fund and the AR Capital Global Real Estate Income Fund into the Shelton Real Estate Income Fund. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 27, 2016 pursuant to Rule 488 under the Securities Act, and did not contain the auditor’s consent for the AR Capital BDC Income Fund, AR Capital Real Estate Income Fund and the AR Capital Global Real Estate Income Fund, and was incorrectly scheduled to go effective on July 29, 2016.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registration in the City of Denver and the State of Colorado, on the 5th day of August, 2016.

If you have any questions or comments, please do not hesitate to contact Steve Rogers at (415) 625-4900.

Sincerely,
/s/ Stephen C. Rogers

Steve Rogers
CHIEF EXECUTIVE OFFICER and DIRECTOR AND CHAIRMAN OF THE SCM TRUST BOARD
SHELTON CAPITAL MANAGEMENT | Advisory Group

1050 17th Street, Suite 1710
Denver, Colorado 80265-2077

PHONE: (415) 398-2727 | FAX: (303) 534-5627 | www.sheltoncap.com